UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Ka Wai Andy Yeung
Name	:	Ka Wai Andy Yeung
Title	:	Chief Financial Officer

Date:  April 28, 2016

Exhibit Index

Exhibit 99.1 — Press release: Cheetah Mobile to Hold Annual General Meeting on May 20, 2016

Exhibit 99.2 — Notice of Annual General Meeting